LAW OFFICE OF GARY A. AGRON

5445 DTC Parkway, Suite 520

Greenwood Village, Colorado 80111

Telephone: (303) 770-7254

Facsimile: (303) 770-7257

March 8, 2006

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

RE:                            Sweet Success Enterprises, Inc.

Form 10-SB

File Number 0-51542

Attn:                    Jeffrey A. Shady

Division of Corporation Finance

Mail Stop 4561

Dear Mr. Shady:

We are enclosing herewith Amendment Number 2 to the Registration Statement on Form 10-SB of Sweet Success Enterprises, Inc. (the “Company”).  We will respond to the Staff’s comments using the same paragraph numbers as contained in the Staff’s letter to us dated December 7, 2005.

1.             We have corrected our references to the acquisition of Beverage Acquisition Corp. to October 2002, as set forth in the second paragraph under “History” and the third paragraph under “Acquisition of the Sweet Success Brand.”

2.             We have revised the first full paragraph under “Liquidity and Capital Resources” to indicate that the offering is contemplated to be a “PIPE.”

3.             We have revised the first paragraph under “Products” to provide the retail price of products we currently offer for sale.

4.             We have indicated in the last paragraph under “Competition” that we terminated our agreement with Kiko Foods, Inc. as a manufacturer in October 2005 as a result of damage to Kiko’s facilities from Hurricane Katrina.  We have further indicated that Kiko was replaced by California Natural Products pursuant to a purchase order letter agreement (which we have filed as Exhibit 10.24 to the Registration Statement), which is cancelable by either party upon written notice to the other.

5.             We have indicated in the second full paragraph under “Marketing” that our product is currently stocked in an aggregate of approximately 116 stores located in Texas, California, Alabama and the Midwest.  We have further indicated under “Management’s Discussion—Overview” in the first paragraph thereof that we have sold our beverages to date through two stores in Nevada, 21 stores in Texas, 35 stores through a chain retailer in Alabama and California and 60 stores in the Midwest.  We no longer sell in Nevada.  We have also corrected the typographical error with respect to our reference to “Texas Metro.”

6.             We have revised Mr. Barron’s biography and the sixth full paragraph under “Management’s Discussion—Overview” to indicate that Mr. Barron assisted us in our first two formulations (Bavarian Chocolate and Creamy Vanilla), and that he will assist us in developing new product formulations with respect to which he will receive a royalty equal to 1% of our net proceeds on all new products formulated by him, not including Bavarian Chocolate and Creamy Vanilla as they sell through one million cases cumulatively with at $1 million cap.

7.             As indicated in comment 6 above, we have revised the sixth full paragraph under “Management’s Discussion—Overview” to clarify Mr. Barron’s 1% royalty.

8.             We have revised the reference to Think Equity Partners to indicate it is a placement agent, rather than an entity that will provide capital, and have further indicated that there are no commitments to date to provide any such financing.

9.             We have revised the related paragraphs under “Liquidity and Capital Resources” to expand the disclosure with respect to prior and future repayments of the subject advances.

10.           Please see our revisions in response to comment 9 above, which also cover the $60,200 advance rolled forward to September 30, 2005.

11.           We have added Benjamin Gallagher’s address to the Security Ownership Table and confirm that he is not an executive officer of the Company and hence, is not included in Item 5.  He is included in the Security Ownership Table because his stock holdings, including preferred stock, exceed 5% of our outstanding common stock.

12.           We have revised the disclosure under Item 4(vii) and (viii) to indicate the specific services rendered.  We have provided similar disclosure under (xi) with respect to the March 2005 preferred stock issuance.

13.  We have modified our footnote on page 31 to reference EITF 96-18 instead of SFAS No. 123.  We utilize EITF 96-18 in accounting for contingent stock options and warrants.  In evaluating transactions with contingent stock options and warrants, we have utilized Issue No. 1 in EITF 96-18 to establish the measurement date.  Additionally, we evaluate each transaction to determine the period in which the counterparty performance is occurring.  The measurement date for contingent stock options and warrants is defined as:

1.                                       The date at which a commitment for performance by the counterparty to earn the equity instruments is reached (a “performance commitment”); or

2.                                       The date at which the counterparty’s performance is complete.

The Task Force reached a consensus that if, on the measurement date, the quantity or any of the terms of the equity instruments are dependent on the achievement of counterparty performance conditions that, based on the different possible outcomes, result in a range of aggregate fair values for the equity instruments as of that date, then the issuer should utilize the lowest aggregate (that is, the variable terms times the applicable number of equity instruments) amount within that range for recognition purposes.  This amount may be zero.

With respect to our contingent stock options and warrants, each of the contingencies is dependent upon the achievement of counterparty performance conditions, principally obtaining certain key contracts with potential customers or the completion of new formulations for the our new product line.  As each of the contingencies is dependent upon the achievement of counterparty performance conditions, at the date it becomes probable, as determined by management,  the fair value is determined to allow recognition of the transaction in the reporting periods prior to measurement based on the then-current lowest aggregate fair value at each interim reporting date.  Upon the measurement date, any increase or decrease in fair value would be recorded as an expense at that time.

Additionally, we have accounted for contingent options listed in the table in our historical financial statements in accordance with the above guidance as well as the accounting guidance provided in EITF 00-18.

14. In accordance with Rule 3-10 (g) of Regulation S-B the company has updated its financial statements to September 30, 2005.

15.   On November 15, 2005, Newbridge Acquisition Corp entered into an agreement to exchange shares of stock with Beverage Acquisition Corporation.  The agreement required

Newbridge to issue 2,750,000 shares of common stock in exchange for all of the outstanding stock (4,000,000 shares of common stock) of Beverage Acquisition Corporation.

After the exchange of shares the shareholders of Beverage Acquisition Corporation owned 88% of the outstanding stock of Newbridge Acquisition Corp.  Additionally, on the closing date the board of directors of Newbridge shall elect the 3 directors of BAC to Newbridge’s board of directors and shall themselves then resign as directors.  The newly constituted board of directors of Newbridge shall elect such officers of Newbridge as they shall determine.  The BAC directors and officers prior to the merger are as follows:

•                  William Albright, CEO and director

•                  William Gallagher, Chairman of the board of directors

•                  Joseph Fazzone, Chief Financial Officer and director

•                  William Nixon, Chief Marketing Strategist

BAC was formed in September 2002 and has no assets or liabilities.  BAC has had no operations since inception of September 2002.

Assumption of Agreements:  As part of the merger, Newbridge assumed the BAC purchase agreement with NutriSystems to purchase the Sweet Success brand name.  The purchase of the Sweet Success brand name was completed December 2002.

Accounting for the merger transaction:

In accordance with SFAS 141 ¶ 17, a business combination effected through an exchange of equity interest, the entity that issues the equity interests is generally the acquiring entity.  In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests.  Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

1.               The relative voting rights in the combined entity after the combination — all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity.

2.               The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest.

3.               The composition of the governing body of the combined entity.

4.               The composition of the senior management of the combined entity.

5.               The terms of the exchange of equity securities.

Interpretation 141.17-2 specifically discusses a reverse acquisition as follows:

A reverse acquisition occurs if a company other than the legal acquirer is deemed to be the “accounting acquirer” in a business combination effected by the issuance of voting securities.  In these cases, the legal form of the transaction is ignored and the “target” company is treated as the “acquiring” company for financial reporting purposes.  In a reverse acquisition, the fair value of the issuing company’s common shares is recognized, together with adjustments necessary to reflect the issuing company’s net tangible and identifiable intangible assets at their fair value with any remainder assigned to goodwill.  In other words, the company that is legally the target is treated, for accounting purposes, as the target.  In situations in which the legal acquirer’s common shares are publicly traded, the market value of the legal acquirer’s stock is usually a more readily determinable approximation of fair value than the value of its net assets.

The historical financial statements prior to the acquisition are restated to be those of the accounting acquirer, although (in the absence of a change of name) they are labeled as those of the issuer.

Historical stockholders’ equity of the accounting acquirer prior to the merger is retroactively restated for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer’s and acquirer’s stock with an offset to paid-in capital.  Retained earnings (deficiency) of the accounting acquirer are carried forward after the acquisition.  Operations prior to the merger are those of the accounting acquirer.  EPS for periods prior to the merger are rested to reflect the number of equivalent shares received by the acquiring company’s shareholders.

Additionally in interpretation 141.17-3:  the merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors.  These transactions are considered by the SEC to be capital transactions in substance, rather than a business combination.  That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization.  The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.

Accounting for the transaction:

As BAC is deemed to be the accounting acquirer and is reported to not have any assets, liabilities or operations prior to the merger, all assets of Newbridge are brought forward at their fair value.  The equity of the new company was as follows:

Account	Newbridge	BAC	Adjustments	Post merger

Common Stock	$38	$4,000	$(4,000)	$313
			275
APIC	3,755,662	(4,000)	(3,749,840)	5,547
			4,000
			(275)
Accumulated deficit	(3,749,840)		3,749,840	—

Total	$5,860	$—	$—	$5,860

16.  We have utilized a .10% volatility assumption for all periods presented in our Black-Scholes option pricing model in accordance with SFAS No. 123, paragraph 285 and SAB 107.  We have considered the historical volatility of similar entities following a comparable period. While we had warrants that were traded on the pink sheets during 2002, we do not feel that the volatility of the warrant trading is a reliable factor in estimating the expected volatility of our stock.  The volatility used represents the volatility of similar entities with comparable periods.  Factors from SFAS 123, paragraph 285 that were considered in estimating expected volatility include:

a.               The historical volatility of the stock over the most recent period that is generally commensurate with the expected option life.

b.              The length of time an entity’s stock has been publicly traded.  If that period is shorter than the expected life of the option, historical volatility should be computed for the longest period for which trading activity is available.  A newly public entity also should consider the historical volatility of similar entities following a comparable period in their lives.  For example, an entity that has been publicly traded for only one year that grants options with an average expected life of five years might consider the pattern and level of historical volatility of more mature entities in the same industry for the first six years the stocks of those entities were publicly traded.

c.               The mean-reversion tendency of volatilities.  Additionally, if an entity’s stock was extraordinarily volatile for some identifiable period of time because of a failed takeover bid or a major restructuring, that period might be disregarded in computing historical average annual volatility.

d.              Appropriate and regular intervals for price observations.

In addition to considering key factors outlined in SFAS No. 123, we have considered the guidance provided by SAB 107 in our evaluation of volatility.  SAB 107 includes that newly traded public entities may base their estimate of expected volatility on the historical, expected or implied volatility of similar entities whose share or option prices are publicly available.  In making the determination as to similarity, companies shall consider the industry, stage of life cycle, size and financial leverage of such other entities.  Once similar entities are identified, the individual volatilities of the similar entities shall be substituted for the companies’ historical volatility.

The following entities were identified as being similar with share or option prices which are publicly traded:

•                  Nuvim (newly public entity, engages in the production, marketing, and distribution of NuVim dietary supplement beverages, which consists of two proprietary micronutrients derived from cow’s milk, known as LactoActin and LactoMune.)

•                  Unilever (maker of Slim Fast, dietary supplement beverages and snack foods – slim fast is only one of many divisions of Unilever)

•                  S3 Investment Company (development, manufacturing and distribution of health bars and health drinks – health bars and health drinks are only one of many divisions.)

•                  American Oriental Bioengineering Inc. (development, production, and sale of bioengineered products and traditional Chinese medicinal products, primarily in China)

Based on the research completed, Nuvim was identified as meeting the following criteria:

•                  Industry - engaged in the production, marketing, and distribution of dietary supplement beverages, which consists of two proprietary micronutrients derived from cow’s milk, known as LactoActin and LactoMune.;

•                  Stage of life cycle – newly public;

•                  Size – limited assets included in SB-2/A filed June 2005;

•                  Financial leverage – going concern explanatory paragraph included in SB-2/A filed June 2005;

•                  Historical Volatility used in SB-2/A filed June 2005 was .10% for options issued with average lives of 5-7 years.

Each of the other companys were considered in our analysis; however, it was determined that while each of them were in the same industry, they did not meet any of the other criteria and thus were not included in our final analysis.

We have also reviewed the historical volatility of the Companies stock activity as traded on the pink sheets.  As a requirement of the Company’s bankruptcy filing in 2002, the bankruptcy court required the Company to establish a market for the warrants that were required to be issued in conjunction with the bankruptcy filing.  To date the Company has not had any operations and thus the current stock activity as traded on the pink sheets is not deemed to be a reliable indicator of future volatility.  SFAS No. 123 provides an exclusion for entity’s which have extraordinarily volatile stock as a result of a failed takeover bid or a major restructuring, that period might be disregarded in computing historical average annual volatility.  As such all historical stock prices from 2002 to 2004 have been excluded in evaluating the Companies historical volatility.

In considering the market value of the stock during 2003, we determined that the resulting fair value of the options and warrants issued would not have significantly changed if the volatility factor was significantly increased.  During 2005, the Company continually revaluated the appropriate volatility of its stock and the volatility of Nuvim in comparison; while taking into account our progress in executing our development plan.  During the third quarter of 2005, the volatility used to calculate the option and warrant values was increased to 82%.  We expect to utilize an even higher volatility during the forth quarter.

We will continue to evaluate historical expected and implicit volatility in accordance with SFAS No. 123, SAB 107 and the newly issued SFAS No. 123 (R) in determining an appropriate factor to use in valuing options and warrants we issue.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with me.

Very truly yours,

/s/ Gary A. Agron
Gary A. Agron

GAA/jp

Enclosures